December 12, 2022

Division of Corporation Finance
Office of Manufacturing
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: SEC Letter dated November 30, 2022
RE: Kaman Corporation
Form 10-K for the Year Ended December 31, 2021
Filed February 24, 2022
File No. 001-35419

Dear Sir or Madam:

Thank you for your recent letter providing comments on the disclosures contained in the captioned SEC filing. We appreciate your input and trust that you will find this letter responsive. Our responses follow and are presented in the order found in your letter.

SEC Comment: Form 10-K for the Year Ended December 31, 2021, Non-GAAP Financial Measures
Organic Sales, page 50

We note your presentation of organic sales, net of an adjustment for “sales of disposed businesses that did not qualify for discontinued operations.” As the divested operations did not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, please clarify how these non-GAAP measures do not represent individually tailored accounting measures per Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has reviewed Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Company presented this organic sales information for the purpose of increasing transparency with investors and providing investors with the most comparable and useful information regarding the Company’s historical and current performance. However, we do confirm that in future filings, we will remove any adjustment for “sales of disposed businesses that did not qualify for discontinued operations” from its non-GAAP measures. Set forth below is a proposed disclosure utilizing the Company’s Form 10-K for the Year Ended December 31, 2021 for illustrative purposes, where we have removed any reference to “sales of disposed businesses that did not qualify for discontinued operations” as it pertains to the calculation of organic sales.

Updated Illustrative Disclosure:

Organic Sales

Organic Sales is defined as "Net Sales" less sales derived from acquisitions completed during the previous twelve months. We believe that this measure provides management and investors with a more complete understanding of underlying operating results and trends of established, ongoing operations by excluding the effect of acquisitions, which can obscure underlying trends. We also believe that presenting Organic Sales separately provides management and investors with useful information about the trends impacting our operations and enables a more direct comparison to other businesses and companies in similar industries. Management recognizes that the term "Organic Sales" may be interpreted differently by other companies and under different circumstances.

Organic Sales (in thousands)
	2021	2020	2019
Net sales	$708,993	$784,459	$761,608
Acquisition Sales	—	—	—
Organic Sales	$708,993	$784,459	$761,608

SEC Comment: Form 10-K for the Year Ended December 31, 2021, Financial Statements, Notes to Consolidated Financial Statements, Business Combinations, page 80

Please tell us and explain in the notes to your financial statements how you determined the useful lives that are being used to amortize customer relationships. As part of your response and your revised disclosure, please explain in further detail why you believe that these categories of intangibles will continue to contribute to your expected cash flows for periods of 30 to 38 years from the acquisition date pursuant to the guidance in ASC 350-30-35.  Please also address the same for the customer relationships obtained in the Aircraft Wheel and Brake acquisition that have a life of 24 years per page 10 of your September 30, 2022 10-Q.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in measuring the fair value of acquired customer relationship intangible assets, the Company has a robust process which includes an upfront assessment of the customer base of the acquired company, their industry, the nature, length, and duration of those relationships in comparison to the guidance noted in ASC 350-30-35-3 as further noted below. In addition, we then engaged an independent internationally-recognized firm, for both Bal Seal and Aircraft Wheel & Brake (“AWB”), and they then performed a valuation of customer relationships using an income approach, specifically the multi-period excess earnings method. The useful lives determined for amortizing customer relationships in these acquisitions were consistent with the expected future cash flows associated with these customer relationships as estimated in these valuations as further outlined below.

Specifically, the Company evaluated ASC 350-30-35-3, which states that the estimate of the useful life of an intangible asset to an entity should be based on an analysis of all pertinent factors, particularly the following:

a. The expected use of the asset by the entity.

The Company expects that the customer relationships acquired in the Bal Seal and AWB transactions will contribute to its future cash flows for periods ranging from 30 to 38 years and 24 years, respectfully. Both of these businesses are mature companies with over 60 years in their respective industries and it should also be noted that these industries (e.g. Aerospace and Defense) tend to drive longer-term customer relationships given the nature of the products and programs they support. As a result, the Company intends to maintain the customer relationships acquired from Bal Seal and AWB to generate future revenues and cash flows.

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

There were no other assets or groups of assets arising out of the acquisitions that were directly related to customer relationships; therefore this factor need not have further consideration.

c. Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows     and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter.

There are no legal or regulatory provisions that limit the useful life of the customer relationships. Both Bal Seal and AWB have certain long-term arrangements with key customers, these arrangements were reviewed as part of the Company’s due diligence processes and there was evidence that these arrangements were renewed without issue and management did not identify any risk to future cash flows related to these relationships.

d. The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph.

The Company performed a detailed analysis of historical revenue trends and forecasts by customer to understand Bal Seal’s and AWB’s ability to maintain and renew contracts with customers. Both businesses had long-term arrangements with certain key customers and as part of our due diligence procedures we reviewed these arrangements and discussed the successful renewal experiences that management had with these customers, giving the Company confidence that Bal Seal and AWB had long-standing relationships with customers expected to generate future cash flows.

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).

As part of our due diligence process to acquire Bal Seal, we obtained market assessments from two independent consulting firms. The Company used these independent studies to assist in the validation and reasonableness of Bal Seals financial projections and to further understand the global market for seals, springs and contacts. The Company considered that Bal Seal is a specialty component manufacturer serving the medical technologies markets focusing on implantables and analytical instruments that are stable during economic cycles. Bal Seal’s products are predominately in devices used for medical necessities which remain stable during economic downturns.

AWB provides mission-critical wheel and brake technology products and solutions, holding significant market share in the global general aviation/small aircraft market and the global helicopter (military and commercial) market. With over 100 platforms supported and the strong aftermarket position held by AWB, the Company is confident that these long-standing relationships with customers will continue to generate future cash flows.

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not.

There is no significant level of maintenance expenditures that the Company anticipates are required in order to generate the future cash flows associated with these assets.

Following the analysis noted above, customer relationships values were determined based on forecasts for major programs, platforms or product lines of acquired businesses and represent the aggregate value associated with the customer relationships, contracts and technologies underlying the relevant program. Some examples of key assumptions management utilized in the fair value assessments included the expected growth rate from existing customers as compared to historical experience, duration of program revenue forecasts for AWB, probability of renewal of contracts, historical customer attrition analysis, operating earnings, which include adjustments for selling and marketing expenses and contributory asset charges, and risk-adjusted discount rates.

Bal Seal and AWB have a history of long-term customers, with certain customer relationships expanding over fifty years. Management considered the percentage of cash flows that these useful lives represented in regards to total cash flows for each asset. The useful lives represented 95% of total cash flows which is a typical level utilized in most valuations. Based on the information discussed above, management concluded the useful lives ranging from 30 to 38 years for Bal Seal customer relationships and 24 years for AWB customer relationships were reasonable.

In addition, Management compared the remaining useful lives determined by our third-party valuation expert to useful lives reported by peer companies within the same end markets as reported in their Form 10-Q and 10-K filings. The majority of the useful lives determined for Bal Seal fall within a similar range, as does the weighted average of the useful lives for all end markets further giving comfort to managements determination of 30 to 38 years as the useful lives for Bal Seal customer relationships. The useful lives for comparable aerospace and defense companies to AWB also fell with a similar range, giving further comfort to managements determination of 24 years as the useful life for AWB customer relationships.

Taking into consideration the guidance set forth in ASC 350-30-35-3, and the facts and circumstances described above, the Company believes that useful lives ranging from 30 to 38 years for Bal Seal customer relationship intangible assets and 24 years for Aircraft Wheel & Brake intangible assets are reasonable and appropriate.

Set forth below is a proposed updated disclosure to be included in our Form 10-K for the year ended December 31, 2022 that includes managements process in determining useful lives and the key considerations associated with them:

Updated Illustrative Disclosure - Bal Seal - Customer Relationships

Bal Seal makes custom seals, springs and electrical contacts that improve the performance and reliability of critical equipment in the following key end markets: Medical Implantables, Medical Devices, Analytical Instruments, Aerospace & Defense and Industrials, Energy & Transformation. For each of these end markets we obtained historical revenue data by customer. With the assistance of our third party valuation expert, we estimated the periods over which we expect to realize a majority of the future cash flows and determined useful lives ranging from 30 to 38 years was reasonable. Considerations were given to the consistent historical revenue growth from existing customers coupled with low customer attrition in deriving useful lives for customer relationship assets. Additionally, in our review of the historical data and in our discussions with Bal Seal management, we identified that Bal Seal had several customers with generational relationships which also led to the conclusion that longer useful lives were appropriate.

Updated Illustrative Disclosure - Aircraft Wheel & Brake - Customer Relationships

AWB specializes in wheels, brakes and related hydraulic components for helicopters, fixed-wing and UAV aircraft. With the assistance of our third party valuation expert and through discussions with the AWB management team, it was determined that a 24 year useful life for customer relationships was reasonable, as the length of customer relationships are typically longer given the nature of the industry and the useful lives of aircraft. Considerations were also given to the history of serving on the programs, nature of competition, probability of renewals, sole source positions, information on the strength of the incumbency, nature of the aircraft program, and corroborated the program forecast duration with information from Forecast International, General Aviation Manufacturer Association data, Federal Aviation Administration data, as well as Department of Defense disclosures.

If you have any questions or comments, please do not hesitate to contact me directly at (860) 243-6342.

Very truly yours,

/s/ James G. Coogan

James G. Coogan
Senior Vice President and Chief Financial Officer